# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CREATIVE REALITIES, INC., CIK 0001356093
CUSIP: 22530J309
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 13100 MAGISTERIAL DRIVE, SUITE 102, LOUISVILLE, Kentucky (KY), 40223
Date of event which requires filing of this statement: 07/03/2025
Amends the filing with accession number 0001437749-24-004352
Filed by CIK 0001076128
Persons authorized to receive notices and communications: Richard C. Mills, 13100 Magisterial Drive, Suite 102, Louisville, Kentucky (KY), 40223, (502) 791-8800

## Reporting persons
- MILLS RICHARD C (CIK 0001076128): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 1,435,260; shared voting power 0; sole dispositive power 1,435,260; shared dispositive power 0; aggregate amount beneficially owned 1,435,260 (12.3% of the class)
  Comment: Note to Rows 7, 9 and 11: Includes (i) 752,601 shares owned by the Reporting Person individually (which number, as of the filing date of this Amendment No. 1 to Schedule 13D, includes 450,000 shares issuable upon the future vesting of currently unvested portions of a restricted stock unit award granted to the Reporting Person), (ii) 653,334 shares purchasable upon the exercise of outstanding vested options owned by the Reporting Person individually, and (iii) 29,325 shares owned by RFK Communications, LLC ("RFK"). The Reporting Person serves as the sole manager of RFK and has sole voting and investment power over shares of the issuer held by RFK.
  
  Note to Row 13: Based on 10,518,932 shares of Common Stock outstanding as of May 13, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2025, plus 653,334 shares of Common Stock issuable upon exercise of vested options to purchase shares of Common Stock beneficially owned by the Reporting Person and 450,000 shares issuable upon the future vesting of currently unvested portions of a restricted stock unit award granted to the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CREATIVE REALITIES, INC.
Address of issuer's principal executive offices: 13100 MAGISTERIAL DRIVE, SUITE 102, LOUISVILLE, Kentucky (KY), 40223
Comment:
The name of the issuer is Creative Realities, Inc., a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 13100 Magisterial Drive, Suite 102, Louisville, Kentucky 40223. This Schedule 13D relates to the Issuer's Common Stock, $0.01 par value per share (the "Common Stock"). All share and price information set forth in this Schedule 13D has been adjusted to reflect the Issuer's 1-for-30 and 1-for-3 reverse stock splits effective on October 17, 2018 and March 27, 2023, respectively.

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned on February 15, 2024 (the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D. This Amendment No. 1 is being filed to disclose acquisitions of Common Stock, options to acquire Common Stock and restricted stock units of the Issuer issued to the Reporting Person, all of which were previously reported on Form 4 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, and disclosed in other filings of the Issuer made on Form 8-K.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is amended to add the following:

The shares of Common Stock acquired by the Reporting Person on June 2, 2025, as described in Item 5 below, were purchased using the Reporting Person's personal funds. Each of the option to purchase 206,000 shares of Common Stock and the 450,000 restricted stock units issued to the Reporting Person described in Item 5 below were issued to the Reporting Person in connection with his services to the Issuer as the Issuer's Chief Executive Officer and Chairman.

## Item 4. Purpose of Transaction
Purpose of transaction: As of the date of the filing of this Amendment No. 1, the Reporting Person does not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Person reserves the right to effect any such actions as any of them may deem necessary or appropriate in the future.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of the filing of this Amendment No. 1, the Reporting Person currently beneficially owns an aggregate of 1,435,260 shares of Common Stock, which represents 12.3% of the outstanding shares of Common Stock of the Issuer. Such percentage and the percentages below are calculated based on 10,518,932 shares of Common Stock outstanding as of May 13, 2025 (as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: As of the date of the filing of this Amendment No. 1, the Reporting Person currently beneficially owns an aggregate of 1,435,260 shares of Common Stock, which represents 12.3% of the outstanding shares of Common Stock of the Issuer. Such percentage and the percentages below are calculated based on 10,518,932 shares of Common Stock outstanding as of May 13, 2025 (as reported in the Issuer's Form 10-Q filed with the SEC on May 14, 2025).
Transactions in the class effected during the past sixty days:
Except as described below, there have been no transactions in the class of securities reported on that were effected within the 60 days prior to the filing of this Amendment No. 1.

On June 15, 2022, Issuer issued to the Reporting Person an option to purchase 333,334 Shares. The vesting of such option depended in part on the Issuer's share price meeting various share price targets. One such share price target was an amount equal to the "Guaranteed Price," as such term is defined in that certain Agreement and Plan of Merger dated November 12, 2021 (as amended the "Merger Agreement") by and among the Issuer, Reflect Systems, Inc., a Delaware corporation ("Reflect"), CRI Acquisition Corporation, a Delaware corporation, and RSI Exit Corporation, a Texas corporation and representative of the former stockholders of Reflect ("RSI"). Under the terms of the stock option agreement governing such option, as amended on February 17, 2025, the option was to vest on or before the date on which the Guaranteed Price was agreed upon by the Issuer and RSI or finally determined in accordance with the terms of the Merger Agreement. On March 14, 2025, the Issuer and RSI settled and resolved a dispute related to the Guaranteed Consideration. On June 2, 2025, in consideration of the Reporting Person's efforts in resolving and settling such dispute, the Compensation Committee of the Issuer fully vested the option and the Issuer and the Reporting Person executed a second amendment to the stock option agreement.

On June 2, 2025, the Issuer granted to the Reporting Person an option to purchase 206,000 shares of Common Stock from the Issuer's 2023 Stock Incentive Plan (as amended, the "Plan"). The option is scheduled to vest in three equal annual installments on June 2, 2026, June 2, 2027 and June 2, 2028, subject to the Reporting Person's continuing service as of such vesting dates.

On June 2, 2025, the Reporting Person purchased 16,000 shares of Common Stock in open market purchases at a weighted average price of $3.2614 per share, in purchases ranging from $2.9850 to $3.4599 per share.

On July 3, 2025, the Issuer granted to the Reporting Person 450,000 restricted stock units (the "RSUs") from the Plan. The RSUs vest in equal installments on each of December 31, 2025, July 3, 2027 and July 3, 2028, subject to the Reporting Person's continued service to the Issuer on the applicable vesting date, and all unvested RSUs will accelerate and vest in their entirety upon the earliest of the Issuer's termination of the Reporting Person's employment without "cause," a "Sale Transaction" occurring under the Plan, or the death or disability of the Reporting Person. The vested RSUs will be settled in shares of the Common Stock on a one-for-one basis upon the earliest of the Reporting Person's termination of employment with the Issuer, the death or disability of the Reporting Person, or a change of control of the Issuer. The RSUs are subject to the terms of the Plan and a restricted stock unit agreement.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of Schedule 13D is amended to include the second amendment to stock option agreement, the Plan, a form of stock option agreement and the restricted stock unit agreement attached as exhibits 10.4-10.7, which are hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description of Exhibits

10.4 Second Amendment to Stock Option Agreement (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on June 4, 2025)
(https://www.sec.gov/Archives/edgar/data/1356093/000143774925019438/ex_826716.htm)

10.5 2023 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.10 of the Issuer's Annual Report on Form 10-K filed with the SEC on March 14, 2025)
(https://www.sec.gov/Archives/edgar/data/1356093/000143774925007738/ex_784710.htm)

10.6 Form of Stock Option Agreement (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on June 4, 2025)
(https://www.sec.gov/Archives/edgar/data/1356093/000143774925019438/ex_826717.htm)

10.7 Restricted Stock Unit Agreement dated July 3, 2025 by and between the Issuer and Richard Mills (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on July 3, 2025)
(https://www.sec.gov/Archives/edgar/data/1356093/000143774925022158/ex_836251.htm)

## Signatures
- MILLS RICHARD C: /s/ Richard C. Mills, Richard C. Mills (07/08/2025)